

November 8, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

> **Re: Magic Empire Global Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Response dated October 31, 2024**
> **File No. 001-41467**

Dear Yau Ting Tai:

We have reviewed your October 31, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023

General

1. Regarding the Company's response to the staff's previous comment 1, we have the following comments:
   - Please provide a detailed legal analysis of whether the receivable relating to Company A should be treated as an investment security for purposes of Section 3(a) of the Investment Company Act of 1940. In doing so, please specifically address whether the receivable would be treated as a note or investment contract and please also ensure that your response addresses whether and how such receivable is documented and the specific financial terms of such arrangement.
   - We note from your response that the Company believes that time deposits placed with banks with original maturities of less than three months are cash items in the context of the analysis under Section 3(a)(1)(A) of the 1940 Act.

- ○ Please update your legal analysis that such time deposits should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982 amendments to the definition of "security" (*see, e.g.*, Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (*see*, *e.g.*, section II.B.1.c and fn. 28).

- ○ Please explain in detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the time deposits (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13, 1979) ("3a-1 Release")). In this regard, we note that the Rule 3a-1 Release states that "[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent." In your response, please address the Company's basis for investing in time deposits given the "insignificant bank charges" associated with termination of such investments as compared to other cash management alternatives that are not subject to such charges.

- ○ Your response failed to recalculate all calculations under "Nature of Present Assets" and "Sources of Income" and under Section 3(a)(1)(C) in response to our prior comment under the assumption that time deposits are not cash items. Accordingly, we reissue that portion of our comment in its entirety.

Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation